7250 South Tenaya Way | Suite 100 | Las Vegas, NV 89113 | everi.com

Confidential Treatment Requested by Mark F. Labay on behalf of Everi Holdings Inc. (ID: 02142024 EHI SAB MA)

February 14, 2024

Via EDGAR

Mr. Abe Friedman
Mr. Doug Jones
Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re: Everi Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Conclusion Call that occurred on February 8, 2024
File No. 001-32622

Dear Messrs. Friedman and Jones:

Everi Holdings Inc. (the “Company,” ‘its,” “we,” “us,” “our”) as a matter of follow up procedure will separately furnish its supplementary assessment memorandum under Staff Accounting Bulletin No.s 99 “Materiality” and 108 “Quantifying Misstatements” to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) pursuant to the decision communicated telephonically on February 8, 2024 by the Staff of its objection to the classification of the placement fee agreements on the Company’s Statements of Cash Flows for the years ended December 31, 2022 and 2021.

The Company acknowledges that it, and its management, are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, actions, or absence of action by the Staff.

Should you require additional information, further clarification, or have any questions or comments regarding this response, please direct them to the undersigned, or in his absence, Todd A. Valli, Senior Vice President & Chief Accounting Officer at (702) 855-3054.

Sincerely,

/s/ Mark F. Labay

Mark F. Labay
Executive Vice President and Chief Financial Officer
Everi Holdings Inc.
(702) 262-5007